United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 23, 2021

Date of Report (Date of earliest event reported)

Locust Walk Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39866	85-3306396
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Clarendon Street, 51st Floor, Boston, MA	02116
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 697-0763

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	LWAC	Nasdaq Capital Market
Warrants to purchase one share of Class A Common Stock	LWACW	Nasdaq Capital Market
Units, each consisting of one share of Class A Common Stock and one- third of one Warrant	LWACU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On August 8, 2021, Locust Walk Acquisition Corp. (“LWAC” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a document that will serve as a prospectus and proxy statement, referred to as a proxy statement/prospectus, in connection with a proposed business combination (the “Business Combination”) with eFFECTOR Therapeutics, Inc. (”eFFECTOR”). Among the matters to be voted upon at the special meeting of stockholders to be held on August 24, 2021 is a proposal to approve the amended and restated certificate of incorporation of the Company (the “Proposed Charter”), which would become effective following the closing of the Business Combination. The proxy statement/prospectus summarizes amendments that would be effected by the Proposed Charter, including changes to the Company’s authorized capital stock, the required vote to amend the Company’s certificate of incorporation in the future, the required vote to amend the Company’s bylaws in the future, the requirements that must be met to remove a member of the Board of Directors, the number of classes of the Board of Directors, the forum for the resolution of complaints asserting a cause of action arising under the Securities Act of 1933, as amended, and the removal of blank check company provisions. Please note that a vote in favor of this proposal would be a vote for the Proposed Charter in its entirety, including all of the above-described changes. If you vote in favor of the approval of the Proposed Charter but would like to express your views on some or all of the amendments to the current certificate of incorporation as advisory feedback to the Company’s Board of Directors, please send a letter to the attention of the Board of Directors of Locust Walk Acquisition Corp., c/o the Chief Executive Officer of Locust Walk Acquisition Corp., 200 Clarendon Street, 51st Floor, Boston, MA 02116.

Additional Information and Where to Find It

On May 26, 2021, eFFECTOR entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with LWAC, a special purpose acquisition company, and Locust Walk Merger Sub, Inc., a wholly owned subsidiary of LWAC.

In connection with the Merger Agreement, LWAC has filed a registration statement on Form S-4 with the SEC, which includes the proxy statement/prospectus. The proxy statement/prospectus was sent to all LWAC stockholders on or about August 13, 2021. LWAC will also file other documents regarding the Merger Agreement and the transactions contemplated thereby (the “Transactions”) with the SEC. Before making any voting decision, investors and security holders of LWAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Transactions, including the terms of the Transactions, the parties involved and the risks associated with the Transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LWAC through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from LWAC upon written request to Locust Walk Acquisition Corp., c/o eFFECTOR, 11120 Roselle Street, Suite A, San Diego, CA 92121, Attn: Secretary, or by calling (858) 925-8215.

Participants in the Solicitation

LWAC and eFFECTOR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LWAC’s stockholders in connection with the Transactions. A list of the names of the directors and executive officers of LWAC and information regarding their interests in the Transactions are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between LWAC and eFFECTOR All statements other than statements of historical facts contained in this report are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the risk that the Transactions may not be completed in a timely manner or at all and the failure to satisfy the conditions to closing the Transactions. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond LWAC’s and eFFECTOR’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LWAC’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with SEC on March 29, 2021, the registration statement on Form S-4 discussed above and other documents filed by LWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements, including the risk that the conditions under the Merger Agreement are not satisfied. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. LWAC and eFFECTOR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither LWAC nor eFFECTOR gives any assurance that either LWAC or eFFECTOR or the combined company will achieve its expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 23, 2021

LOCUST WALK ACQUISITION CORP.

By:	/s/ Chris Ehrlich
Name:	Chris Ehrlich
Title:	Chief Executive Officer